EXHIBIT 99.23

CONSENT OF JEFFEREY WOODS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

/s/ Jefferey Woods

By: Jefferey Woods, SME MMAS

Dated: May 13, 2020